



24 June, 2005

C&C GROUP PLC

ANNOUNCES RE-ORGANISATION OF SNACKS DIVISION

Dublin, London, 24 June, 2005: C&C Group plc ('C&C'), the leading manufacturer, marketer and distributor of branded beverages and snacks in Ireland, today announced a re-organisation of its snacks division ('Tayto')

The snacks market in Ireland is a changing and highly competitive one which currently displays little overall growth. To maintain competitiveness and its market leadership position, Tayto is implementing a programme to reduce operating costs and enhance efficiencies.

The programme includes the outsourcing of crisps manufacturing to Largo Foods and the closure of the Tayto crisps factory in Coolock, Dublin; the integration of snacks logistics with that of beverages; and the re-structuring of the snacks sales organisation.

The decision to cease production at the Dublin crisps facility follows an assessment of the level of investment required to sustain its competitiveness and the available snacks manufacturing capacity on the island of Ireland. This re-organisation will result in the closure of the company's Coolock plant in October with a loss of 98 jobs. The remaining 166 jobs in Tayto are deployed across several functions including new product development, sales, marketing and quality control.

The re-organisation programme will give rise to an exceptional charge of approximately €10 million in C&C's 2005/6 fiscal year. These exceptional costs will be funded through the disposal of surplus manufacturing and distribution properties. The programme will result in enhanced operating margins in the snack division commencing in 2006/7.

In July 2003, Tayto successfully outsourced production from its Terenure snacks plant to Largo Foods. The outsourcing of the remaining manufacturing enablesTayto to increase its focus on developing and marketing products to cater for the increasingly competitive and health conscious consumer snacks markets.

Tayto products will continue to be made in accordance with their own unique recipes and use Irish potatoes sourced from Irish farmers. The specification and monitoring of the entire manufacturing process will remain under the direct control and supervision of Tayto's own Quality Control Team.

Maurice Pratt, C&C Group CEO, commented "C&C is committed to pursuing efficiency improvements in each of its operating divisions. The difficult decision to close the crisps facility follows a review of the required level of capital investment at the facility, the availability of alternative manufacturing suppliers and an increasingly competitive environment."

He concluded "We would like to record our appreciation for the commitment and loyalty of the affected workforce over many years."

ENDS

Investors and analysts	Irish Media	International Media
Mark Kenny or Jonathan Neilan *K Capital Source* Tel: +353-1- 631 5500 Email :c&cgroup@kcapitalsource.com	C&C Group queries: *Paddy Hughes Drury Communications* Tel: +353 1 260 5000 Email: phughes@drurycom.com Tayto Ireland queries: Conor Dempsey Slattery Communications Tel : +353-1-661 4055 Email : conor.dempsey@scomms.ie	Edward Orlebar *Finsbury Group* Tel: +44 20 7251 3801 Email:edward.orlebar@finsbury.com